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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Siebel Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82617012 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

Page 1 of 10 pages

CUSIP No. 826170102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas M. Siebel

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 70,309,136 (1) 6. Shared Voting Power -0- 7. Sole Dispositive Power 70,309,136 (1) 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,309,136 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.5%

12.	Type of Reporting Person* (See Instructions) IN

(1) Includes 30,285,592 shares held by Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93, 2,349,904 shares held by Siebel Asset Management L.P., 2,000,000 shares held by Siebel Asset Management III L.P., and 1,600,000 shares held by Siebel Asset Management IV L.P. Also includes 34,073,640 shares issuable pursuant to options exercisable within 60 days of December 31, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 10 pages

CUSIP No. 826170102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 30,285,592 6. Shared Voting Power -0- 7. Sole Dispositive Power 30,285,592 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,285,592

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 10 pages

CUSIP No. 826170102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Siebel Asset Management, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,349,904 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,349,904 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,349,904

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person* (See Instructions) PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 10 pages

CUSIP No. 826170102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Siebel Asset Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,000,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,000,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person* (See Instructions) PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 5 of 10 pages

CUSIP No. 826170102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Siebel Asset Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,600,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,600,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person* (See Instructions) PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 6 of 10 pages

Item 1.

(a) Name of Issuer

Siebel Systems, Inc.

(b) Address of Issuer’s Principal Executive Offices

2207 Bridgepointe Parkway

San Mateo, CA 94404

Item 2.

(a) Name of Person Filing

Thomas M. Siebel

Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93 (“Trust”)

Siebel Asset Management, L.P. (“SAM”)

Siebel Asset Management III, L.P. (“SAM III”)

Siebel Asset Management IV, L.P. (“SAM IV”)

(b) Address of Principal Business Office or, if none, Residence

2207 Bridgepointe Parkway

San Mateo, CA 94404

(c) Citizenship

Thomas M. Siebel	USA
Trust	California
SAM	California
SAM II	California
SAM III	California
SAM IV	California

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

826170102

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

    Not Applicable

Page 7 of 10 pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Thomas M. Siebel	70,309,136*
Trust	30,285,592
SAM	2,349,904
SAM III	2,000,000
SAM IV	1,600,000

(b) Percent of Class:

Thomas M. Siebel	13.5%
Trust	6.2%
SAM	0.5%
SAM III	0.4%
SAM IV	0.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Thomas M. Siebel	70,309,136*
Trust	30,285,592
SAM	2,349,904
SAM III	2,000,000
SAM IV	1,600,000

(ii) Shared power to vote or to direct the vote:

Thomas M. Siebel	0
Trust	0
SAM	0
SAM III	0
SAM IV	0

* Includes 30,285,592 shares held by Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93, 2,349,904 shares held by Siebel Asset Management L.P., 2,000,000 shares held by Siebel Asset Management III L.P., and 1,600,000 shares held by Siebel Asset Management IV L.P. Also includes 34,073,640 shares issuable pursuant to options exercisable within 60 days of December 31, 2002.

Page 8 of 10 pages

(iii) Sole power to dispose or to direct the disposition of:

Thomas M. Siebel	70,309,136*
Trust	30,285,592
SAM	2,349,904
SAM III	2,000,000
SAM IV	1,600,000

(iv) Shared power to dispose or to direct the disposition of:

Thomas M. Siebel	0
Trust	0
SAM	0
SAM III	0
SAM IV	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the partnership agreements of SAM, SAM III and SAM IV (the “SAM Entities”), the general and/or limited partners of the SAM Entities have the right to receive dividends from, or proceeds from the sale of, the Common Stock of the Issuer beneficially owned by the SAM Entities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent

             Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of a Group

Not applicable

Item 10. Certification

Not applicable

* Includes 30,285,592 shares held by Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93, 2,349,904 shares held by Siebel Asset Management L.P., 2,000,000 shares held by Siebel Asset Management III L.P., and 1,600,000 shares held by Siebel Asset Management IV L.P. Also includes 34,073,640 shares issuable pursuant to options exercisable within 60 days of December 31, 2002.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2003
Date

/s/ Thomas M. Siebel
Signature

/s/ Thomas M. Siebel

THOMAS M. SIEBEL, TRUSTEE OR SUCCESSOR TRUSTEE OF THE SIEBEL LIVING TRUST U/A/D 7/27/93

/s/ Thomas M. Siebel
Thomas M. Siebel, Trustee

SIEBEL ASSET MANAGEMENT, L.P.

/s/ Thomas M. Siebel
Thomas M. Siebel, General Partner

SIEBEL ASSET MANAGEMENT III, L.P.

/s/ Thomas M. Siebel
Thomas M. Siebel, General Partner

SIEBEL ASSET MANAGEMENT IV, L.P.

/s/ Thomas M. Siebel
Thomas M. Siebel, General Partner

Page 10 of 10 pages